EXHIBIT 99.1

Osisko Announces Q1 2024 Geo Deliveries and Select Asset Updates

MONTRÉAL, April 08, 2024 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) is pleased to provide an update on its first quarter 2024 deliveries, revenues and cash margin, as well as on its cash and debt positions as of March 31st, 2024. In addition, Osisko is excited to provide some select asset updates. All monetary amounts included in this report are expressed in Canadian dollars, unless otherwise noted.

PRELIMINARY Q1 2024 RESULTS

Osisko earned 22,259 attributable gold equivalent ounces1 (“GEOs”) in the first quarter of 2024.

Osisko recorded preliminary revenues from royalties and streams of $60.7 million during the first quarter and preliminary cost of sales (excluding depletion) of $1.8 million, resulting in a quarterly cash margin2 of approximately $58.9 million (or 97%).

As of March 31st, 2024, Osisko’s cash position was approximately $70.6 million, following a $43.6 million repayment on the Corporation's revolving credit facility during the first quarter. The Corporation’s revolving credit facility was drawn by $151.9 million at the end of March 2024, with an additional amount of $398.1 million available to be drawn plus the uncommitted accordion of up to $200.0 million.

SELECT ASSET UPDATES

Canadian Malartic Complex (operated by Agnico Eagle Mines Limited)

Agnico Eagle Mines Limited (“Agnico”) continues to advance studies on optimizing its Abitibi platform, where the Canadian Malartic mill is expected to play a central processing role. Macassa's AK deposit has now been incorporated into Agnico’s production guidance for 2024 to 2026. At Upper Beaver, Agnico is conducting a trade-off analysis comparing transporting and processing ore at its LaRonde mill to a standalone central mill for Upper Beaver and other satellite deposits. An exploration ramp and shaft are being considered at Upper Beaver in order to upgrade and further explore the deeper portions of the deposit. At Wasamac, Agnico is assessing hauling alternatives and the optimal mining rate for transporting and processing ore at the Canadian Malartic mill. Agnico expects to complete internal technical evaluations for both Upper Beaver and Wasamac, all as part of a group of studies on optimizing the company’s Abitibi platform, in the first half of 2024. In February, Agnico declared an initial Probable Mineral Reserves of 5.17 million ounces of gold (47.0 million tonnes grading 3.42 g/t gold) in the central portion of the East Gouldie deposit.

In addition to the 5% net smelter return (“NSR”) royalty on the Canadian Malartic Mine, Osisko also holds a 5% NSR royalty on the East Gouldie and Odyssey South deposits, a 3% NSR royalty on the Odyssey North deposit and a 3-5% NSR royalty on the East Malartic deposit, which are located adjacent to the Canadian Malartic Mine. Osisko also holds a C$0.40/tonne royalty on any ore sourced from outside the royalty boundaries processed through the Canadian Malartic mill, such as Wasamac. Osisko owns 2% NSR royalties that cover most of Agnico’s Kirkland Lake regional properties, including AK and Upper Beaver deposits.

CSA Mine (operated by Metals Acquisition Limited)

In late March 2024, Metals Acquisition Limited (“MTAL”) announced the filing of its 2023 annual report. MTAL replaced the second grinding mill and subsequently operated at target rates without issue and completed the ventilation and cooling upgrades for CSA. On the financial front, and subsequent to year-end 2023, MTAL successfully raised A$325 million through its listing on the Australian Stock Exchange. Proceeds from the ASX listing were used to repay in full the deferred consideration facility to Glencore in connection with MTAL’s acquisition of CSA, and the balance is expected to be used to: increase working capital to facilitate operational flexibility and potential production growth, and also to provide additional funding for exploration programs and mine development at the CSA mine.

Osisko owns a 100% silver stream on the CSA mine as well as a 3.0-4.875% copper stream having an economic effective date of June 15th, 2024. Osisko also owns a minimum seven-year Right of First Refusal over future royalties / streams sold on any asset owned or purchased by MTAL.

Island Gold / Magino (operated by Alamos Gold Inc.)

In late March 2024, Alamos Gold Inc. (“Alamos”) announced the friendly acquisition of Argonaut Gold Inc. (“Argonaut Gold”) and its Magino gold mine and mill, located immediately adjacent to Alamos’ Island Gold mine. The transaction is expected to close in the third quarter of 2024. Alamos’ previously planned Phase 3+ mill expansion construction work at Island Gold will no longer be required following the announced acquisition of the 10,000 tonnes per day Magino mill, which is located two kilometres from the Island Gold shaft (currently under construction). The larger mill and tailings infrastructure at Magino will now also accommodate the rapidly growing Mineral Reserve and Resource base at Island Gold.

Alamos’ expanded and accelerated mine plan at Island Gold is anticipated to transition a greater proportion of production towards Osisko’s 2% and 3% NSR royalty boundaries earlier in the mine plan, as opposed to the mineral inventory covered by Osisko’s 1.38% NSR royalty. A small fraction of the eastern limit of the Magino pit is covered by a 3% NSR royalty, with GEOs earned to Osisko expected from 2030 onwards. The underground exploration potential previously highlighted by Argonaut Gold on this claim is located less than 300 metres from the existing Island Gold underground infrastructure.

Tocantinzinho (operated by G Mining Ventures Corp.)

In early April 2024, G Mining Ventures Corp. (“G Mining”) announced that construction of its flagship Tocantinzinho gold project (“TZ”) in Brazil remained on track with the first gold pour expected to occur during the second half of 2024, and with commercial production expected soon thereafter. Overall physical construction at TZ was approximately 83% complete as of February 29th, 2024. Site infrastructure is substantially complete and the SAG and ball mill components installation is now underway. Mining and stockpiling of ore commenced in November 2023, and as of February 29th, 2024, ore stockpiles at TZ totaled 0.8 million tonnes grading 0.8 grams/tonne gold.

Osisko owns a 0.75% NSR royalty on the Tocantinzinho project.

Namdini (operated by Cardinal Namdini Mining Limited)

Cardinal Namdini Mining Limited, a majority-owned subsidiary of Shandong Gold Mining Co. Ltd. (“Shandong”) has now officially started mining at the Namdini gold project in Ghana. In addition, the construction of the processing plant, the water abstraction and tailings storage facilities, the 161Kv power transmission line, the segment ponds and the road network, are all nearing completion. A 25-kilometre access road from the town Balungu to the mine site has been completed and is now open to the public, connecting over ten communities. As stated previously by Shandong, first gold at Namdini is expected to be poured in the fourth quarter of 2024.

Osisko owns a 1% NSR royalty covering the Namdini gold project.

Copperwood (operated by Highland Copper Company Inc.)

In March 2024, Highland Copper Company Inc. (“Highland”) announced that after a year-long review of the Copperwood copper-silver project, the Michigan Strategic Fund Board had unanimously approved a performance-based grant of US$50 million from the Strategic Site Readiness Program (“SSRP”). The SSRP program is funded through the Strategic Outreach and Attraction Reserve Fund and provides economic assistance for the purpose of creating investment-ready sites to attract and promote investment in the state. The grant funds will be in the form of performance-based reimbursements for eligible activities relating to infrastructure development, most notably expenditure on roads, communications infrastructure and bringing power to site. The transfer of funds to Highland is pending final approval from the Appropriations Committees in both the Michigan House and Senate.

Osisko currently owns a 1.5% NSR royalty on copper production, and an 11.5% NSR royalty on silver production at Copperwood. At Osisko’s election, the silver royalty percentage may be increased to 100% on Copperwood (and on Highland’s White Pine North project) for a payment of US$23 million.

Ermitaño (operated by First Majestic Silver Corp.)

In early April 2024, First Majestic Silver Corp. (“First Majestic”) released updated 2023 Mineral Reserve and Mineral Resource estimates for the Ermitaño underground mine at its Santa Elena Silver/Gold Mine in Sonora, Mexico. Santa Elena’s (Ermitaño’s) Proven & Probable Mineral Reserve estimates remained relatively unchanged despite record production of 9.6 million silver equivalent ounces at Ermitaño in 2023. In terms of catalysts over the next year, continued Resource expansion potential at the Ermitaño mine (Luna and Soledad Zones) remains a core focus for First Majestic, with 22,000 metres of drilling planned for 2024.

Osisko owns a 2% NSR royalty on the Ermitaño project and the Cumobabi property, including the Luna and Soledad Zones.

Q1 2024 RESULTS CONFERENCE AND WEBCAST CALL DETAILS

Osisko provides notice of the first quarter 2024 results and conference and webcast call details.

Results Release:	Wednesday, May 8th, 2024 after market close
Conference Call:	Thursday, May 9th, 2024 at 10:00 am ET
Dial-in Numbers: (Option 1)	North American Toll-Free: 1 (800) 717-1738 Local – Toronto: 1 (289) 514-5100 Local – New York: 1 (646) 307-1865 Conference ID: 35205
Webcast link: (Option 2)	https://viavid.webcasts.com/starthere.jsp?ei=1664597&tp_key=79a3a8e207
Replay (available until Monday, June 10th at 11:59 AM ET):	North American Toll-Free: 1 (888) 660-6264 Local – Toronto: 1 (289) 819-1325 Local – New York: 1 (646) 517-3975 Playback Passcode: 35205#
Replay also available on our website at www.osiskogr.com

Notes:

The figures presented in this press release, including revenues and costs of sales, have not been audited and are subject to change. As the Corporation has not yet finished its quarter-end procedures, the anticipated financial information presented in this press release is preliminary, subject to quarter-end adjustments, and may change materially.

(1)	Gold Equivalent Ounces
GEOs are calculated on a quarterly basis and include royalties and streams. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces earned by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue earned by the average gold price for the period.

Average Metal Prices and Exchange Rate

Three months ended March 31,
	2024	2023

Gold(i)	$2,070	$1,890
Silver(ii)	$23.34	$22.55

Exchange rate (US$/Can$)(iii)	1.3486	1.3525

(i)	The London Bullion Market Association’s pm price in U.S. dollars.
(ii)	The London Bullion Market Association’s price in U.S. dollars.
(iii)	Bank of Canada daily rate.

(2)	Non-IFRS Measures
The Corporation has included certain performance measures in this press release that do not have any standardized meaning prescribed by IFRS Accounting Standards including cash margin in dollars and in percentage. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS Accounting Standards. As Osisko’s operations are primarily focused on precious metals, the Corporation presents cash margins as it believes that certain investors use this information, together with measures determined in accordance with IFRS Accounting Standards, to evaluate the Corporation’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

Cash margin (in dollars) represents revenues less cost of sales (excluding depletion). Cash margin (in percentage) represents the cash margin (in dollars) divided by revenues.

(In thousands of dollars)	Three months ended March 31, 2024

Revenues	$60,751
Less: Cost of sales (excluding depletion)	__($1,833)
Cash margin (in dollars)	$58,918
Cash margin (in percentage of revenues)	97.0%

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 185 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 3-5% net smelter return royalty on the Canadian Malartic Complex, which is home to one of Canada’s largest gold mines.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 x116 Cell: (365) 275-1954 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability and Communications Tel: (514) 940-0670 x105 Email: htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, that financial information may be subject to year-end adjustments, the availability of the uncommitted accordion of the credit facility. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, and (e) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko’s business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko, (b) the integration of acquired assets or (c) the determination of Osisko’s PFIC status (d) that financial information may be subject to year-end adjustments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in Osisko’s ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. In this press release, Osisko relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.